

April 29, 2011

Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

     Re: **Zions Bancorporation**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 1, 2011
              File No. 001-12307

Dear Mr. Arnold,

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Balance Sheet Analysis – Investment Securities Portfolio, page 52

Valuation and Sensitivity Analysis of Level 3 Bank and Insurance CDOs, page 56

Schedule 13 – Sensitivity of Internal Model, page 56

1.   We note your disclosure on page 57 that effective the third quarter of 2010 you changed some of your assumptions used in estimating the fair values of CDO securities because you believe that the disallowance of trust preferred securities in Tier 1 capital under The

Dodd-Frank Act will prompt certain issuing banks to redeem their trust preferred securities early. Please tell us and revise your future filings to disclose the specific assumptions you changed. In addition, include your prepayment rate assumption in your Schedule 13 in future filings.

<u>Schedule 14 – Below-Investment-Grade Rated Bank and Insurance Trust Preferred CDOs by Original Ratings Level at December 31, 2010, page 57</u>

2.   We note you have a net unrealized loss of $0.79 billion on your below investment grade rated bank and insurance trust preferred CDOs with an amortized cost of $2.04 billion at December 31, 2010. To provide greater transparency to your disclosures, please revise this schedule in future filings to include the amount of credit-related impairment taken during the current fiscal year and life-to-date for each category of securities. Provide us with a draft of this disclosure as of December 31, 2010.

3.   We note that you continue to have a significant amount of unrealized losses on your bank and insurance trust preferred CDOs and that for the last three fiscal years the vast majority of these losses have been in an unrealized loss position for greater than 12 months. Although you have classified a significant portion of these securities to be other-than-temporarily impaired ("OTTI") it appears that the amount of credit-related OTTI recognized in earnings has decreased during each of the last three fiscal years. Please tell us and revise your disclosures in future filings to provide a robust narrative discussion that clearly explains the primary drivers behind the elevated and prolonged levels of unrealized losses and why more credit-related OTTI has not been recognized on these securities. For example, your disclosure on page 155 indicates that the same cash flow projections are used in both your valuation of the CDOs and your calculation of any credit-related impairment, with the primary distinction in the models being the discount rate used. Clearly explain how the discount rates used in these calculations differ and how such differences can lead to large deviations between the fair value of a security and the amount of OTTI that is deemed to be credit-related.

4.   As a related matter, for your five individual bank and insurance trust preferred CDOs with the largest unrealized losses as of December 31, 2010, please provide us with an analysis that contains the information provided in Schedules 14 and 15 as well as your prepayment rate assumptions and the amount of current period and cumulative credit-related OTTI recorded.

<u>Schedule 15 – Pool Level Performance and Projections for Below-Investment-Grade Rated Banks and Insurance Trust Preferred CDOs, page 58</u>

5.   We note your disclosure for your original A and BBB rated trust-preferred securities with no OTTI on page 58 and that you state the negative subordination is projected to be remedied by excess spread prior to maturity for the "worst" category. Please explain to

us and revise future filings to disclose how you determined there would be excess spread prior to maturity that would be sufficient to remedy the negative subordination projected.

Risk Elements – Credit Risk Management, page 62

Commercial Real Estate Loans, page 65

6.   We note your disclosure on page 69 that you make use of personal or other guarantees as risk mitigation strategies for your commercial real estate ("CRE") loans. Please tell us and revise your future filings to disclose the following:

- Whether you have any CRE, commercial, or construction loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
- To the extent you extend the loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;
- Disclose in detail how you evaluate the financial strength of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;
- Disclose how you evaluate the guarantor's reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;
- Disclose how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and
- Quantify the dollar amount of loans, by type, in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

TDR Loans, page 71

7.   We note your disclosure on page 71 that certain TDRs are performed by restructuring an existing loan into multiple new loans (i.e., A Note/B Note structure). Please provide us with and revise your future filings to disclose the following related to these types of restructurings:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
- Describe your rationale for not charging off the B-note upon the restructuring in certain circumstances;
- Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification. In the event that you do not classify the A note as a TDR, tell us how this complies with the guidance set forth in the *Interagency Policy Statement on Prudent Commercial Real Estate Loan Workouts* which was issued in October 2009; and
- Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

GAAP to Non-GAAP Reconciliation, page 88

8.   We note your GAAP to Non-GAAP reconciliation disclosures including Tier 1 common equity on page 88. In addition, we note you disclose "tangible equity" and "tangible common equity" in Item 6 – Selected Financial Data and Schedule 33 – Capital Ratios. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as these are not required by GAAP, Commission Rules, or banking regulatory requirements. In future filings, please clearly label these financial measures as non-GAAP, explain how you derive these non-GAAP measures, provide a reconciliation to the most directly comparable GAAP measure, and disclose why you believe these ratios are useful to investors.

Financial Statements and Supplementary Data

Note 6. Loans and Allowance for Credit Losses, page 112

9.   We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Allowance for Credit Losses, page 113

10.   We note your rollforward of the allowance for credit losses on page 115 is presented in aggregate for your loan portfolio. Please revise your future filings to provide this rollforward by portfolio segment in accordance with ASC 310-10-50-11B(c).

11.   We note that your allowance rollforward includes a line item entitled "Change in allowance as a result of FDIC indemnification". Please explain how your allowance is

impacted by indemnifications under the FDIC loss sharing agreement and reconcile this with your disclosure on page 121 that states that the allowance is determined without giving consideration to the amounts recoverable through loss sharing agreements.

Nonaccrual and Past Due Loans, page 116

12.   We note your accruing loans, including past due loans, and nonaccrual loans tabular disclosure on page 117. Please revise your future filings as follows:

- Include your recorded investment in loans 90 days or more past due and still accruing in accordance with ASC 310-10-50-7(b);
- Consider further breaking out the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance; and
- Consider whether your FDIC-supported loans accounted for under ASC 310-20 and 310-30 should be presented as separate classes of financing receivables given that ASC 310-10-55-16 stipulates that loans acquired with evidence of credit deterioration and accounted for under ASC 310-30 should be considered a separate class of financing receivable.

Credit Quality Indicators, page 117

13.   It appears that you have categorized your loans by credit quality indicator only for those loans on accrual status based on your tabular presentation on page 118. Please revise your future filings to provide this information for all loans within in each class of financing receivable, regardless of whether they are on accrual or nonaccrual loans.

14.   Please revise your future filings to further disaggregate your "classified loans" based on their classification as either substandard or doubtful since this information could provide meaningful information to investors and other financial statement users.

Impaired Loans, page 118

15.   We note your disclosure on page 119 of the average recorded investment in impaired loans and the amount of interest collected on impaired loans and included in interest income. Please revise in future filings to disclose this information by class of financing receivable in accordance with ASC 310-10-50-15. In addition, please disclose by class the amount of interest income recognized on a cash basis, if practicable.

Purchased Loans, page 120

16.   It appears that you have made significant reclassifications to prior period amounts between loans acquired with evidence of credit deterioration (accounted for under ASC

310-30) and loans acquired without evidence of credit deterioration (accounted for under ASC 310-20). For example, on page 121 you disclose that as of December 31, 2009 the carrying amount and related accretable yield of ASC 310-30 loans was $1.3 billion and $162 million, respectively. However, on pages 146-147 of your December 31, 2009 Form 10-K you disclose the carrying amount and related accretable yield for these loans to be $388.5 million and $1.9 million, respectively. We could not locate any disclosure explaining these changes. Accordingly, please provide us with a comprehensive explanation as to why and when these changes were made and how you considered the guidance in ASC 250 in determining whether such changes represented a change in estimate or correction of an error. Please also revise future filings to provide the required disclosures in ASC 250-10-50 regarding this change.

17.   We note your disclosure on page 121 that the reclassification of nonaccretable difference to accretable yield was $183.9 million, which represented 66% of the accretable yield at December 31, 2010. Please tell us and revise your future filings to disclose the primary drivers behind such a significant reclassification from nonaccretable yield. In this regard, discuss the specific loan types and pools where your cash flow estimates increased, identify for which acquisitions the increased cash flows estimates were attributable and confirm that the loans or pools for which cash flows estimates increased did not have an associated ALLL.

18.   We remain unclear as to how expected reimbursements from the FDIC pursuant to the loss sharing agreement are reflected in your financial statements. For example, on page 121 you disclose that to adjust the amount recoverable from the FDIC you record a charge or credit to other noninterest expense. However, you also disclose that the provision for loan losses is reported *net* of changes in the amounts recoverable under the loss sharing agreements and the allowance for loan losses for loans acquired in FDIC-supported transactions is presented gross. Please tell us and revise your future filings to clarify your accounting for the FDIC indemnification asset – particularly the income statement impact resulting from changes in expected cash flows – and the recognition of any ALLL related to post-acquisition credit deterioration. In this regard, please specifically explain how the $55.8 million ALLL recorded during 2010 for FDIC-acquired loans was reflected in your financial statements, including how this amount reconciles to the $25.8 million reflected in your allowance rollforward on page 115, how much of this is expected to be reimbursed by the FDIC, how it impacted the value of your indemnification asset and whether these expected reimbursements were offset against your provision for loan losses.

Note 8. Derivative Instruments and Hedging activities

Total Return Swap, page 126

19.   We note your disclosure that in July 2008 you entered into a total return swap and related interest rate swaps with Deutsche Bank relating to your bank and insurance trust preferred CDO portfolio and that this transaction and associated transfer of credit risk reduced your regulatory capital risk weighting for these investments. Please provide us with a comprehensive analysis that explains the following:

- the key elements of the transaction, including the terms of the total return swap and each related interest rate swap;
- the primary business reasons for entering into this transaction and whether you considered other alternatives to reduce your regulatory capital risk weightings, such as selling the referenced investments outright;
- more information regarding the potential future changes in regulatory requirements for Deutsche Bank that may cause you to terminate the contract after one year; and
- the business reasons for entering into a contract with such significant upfront structuring costs that you potentially foresee terminating after one year due to such regulatory changes.

20.   Please provide further information about the calculation of the approximately $5.3 million of quarterly expense you expect to incur each period. As part of your response, please consider providing a sample calculation for an actual historical period, as well as an illustration of how the amount could change over time. Additionally, please clarify whether this $5.3 million quarterly expense also includes the expense arising from changes in the fair value of the derivative liability.

21.   We note your disclosure on page 128 that you fair valued the total return swap through the use of valuation inputs from two sources. Please provide us with the following information regarding your valuation:

- Clarify whether both valuations were used in determining the fair value of your TRS and if so, tell us and disclose in future filings the weighting you applied to each valuation and the significant unobservable inputs included in the valuation;
- Explain why an internal valuation model was developed given that fact that you were able to obtain an independent valuation from a knowledgeable market participant;
- Identify the inputs that have the biggest effect on the valuation of the TRS and indicate whether those inputs were observable or unobservable;
- Explain whether the values derived from your internal model and the market participant diverged, and if so, describe the procedures you performed to understand the differences between the two models;
- Tell us whether you obtained any information from Deutsche Bank to assist you in your valuation; and

- More clearly explain how you determined that the earliest termination date would represent the date at which a market participant would cancel the TRS.

Note 18. Commitments, Guarantees, Contingent Liabilities, and Related Parties, page 146

22.   We note your disclosure on page 147 that you believe the current reserves for litigation, arbitral proceedings, and other actions brought or considered by governmental and self-regulatory agencies determined in accordance with ASC 450-20 were adequate. Please address the following related to your contingency disclosures:

- Tell us if your reserve at December 31, 2010 was determined in accordance with ASC 450-20-25-2. If so, please revise your disclosure in future filings to use a term descriptive of the nature of the accrual, such as estimated liability or liability of an estimated amount instead of the term reserve(s). Refer to the guidance in ASC 450-20-50-1.
- Tell us and revise your disclosure in future filings to include a discussion of the nature of any material outstanding litigation, arbitral proceedings, and other actions brought by governmental and self-regulatory agencies. Refer to the guidance in paragraphs 3-4 of ASC 450-20-50.

Note 21. Fair Value, page 153

23.   We note that you utilize the services of independent pricing services in certain of your fair value estimates. Please tell us and revise your future filings to disclose the extent to which, and how, the information is obtained and used in developing your fair value measurements. In this regard, please also disclose the following:

- Explain whether, and if so, how and why, you adjust prices obtained from independent pricing services;
- Discuss the extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and
- Describe the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

24.   We note your disclosure on page 162 that you fair value collateral-dependent impaired loans and other real estate owned by the valuation of the underlying collateral. In addition, we note your disclosure on page 68 that for CRE impaired loans you will rely on appraisals or automated valuation services. Please tell us and revise future filings to address the following:

- How you determine which of the valuation methods, appraisal or automated valuation services, to use in your measurement of impairment for collateral-dependent loans and other real estate owned;
- How often you obtain updated third-party appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired), other real estate owned, and other foreclosed assets. If this policy varies by loan type or collateral type please disclose that as well;
- Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals;
- Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses; and
- Describe the valuation method used for your construction impaired loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3512 with any other questions.

Sincerely,

Stephanie L. Hunsaker
Senior Assistant Chief Accountant